09041811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2008 (MM/DD/YY) AND ENDING 4/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz - CFO (314) 997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive 10th Floor (Address) St. Louis (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2011
Commission # 07459046

[Signature]
Signature

President & CEO
Title

[Signature: Marigold Black]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2009
AND
INDEPENDENT AUDITORS' REPORT

Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 11

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 15, 2009

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

J.A. Glynn & Co.
STATEMENT OF FINANCIAL CONDITION
April 30, 2009

ASSETS

Cash and cash equivalents	$ 2,178,893
Deposits with clearing and other organizations	100,000
Receivables from customers	291,241
Securities owned, at fair value:	
Corporate bonds	160,290
Stocks	1,000
Property and equipment, at cost less accumulated depreciation and amortization of $606,542	164,258
Deferred tax asset	73,000
Refundable income taxes	40,178
Notes receivable	1,014,568
Other assets	518,548
Total Assets	$ 4,541,976

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 5,344
Accounts payable and accrued expenses	234,087
Total Liabilities	239,431
Stockholders' equity:	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued and outstanding - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,690,640
Total Stockholders' Equity	4,302,545
Total Liabilities and Stockholders' Equity	$ 4,541,976

J.A. Glynn & Co.
STATEMENT OF OPERATIONS
For The Year Ended April 30, 2009

REVENUES	
Commissions	$ 763,954
Trading gains and losses	(83,380)
Management and investment advisory fees	2,647,563
Interest and dividends	241,216
Other	935
	3,570,288
EXPENSES	
Employee compensation and benefits	2,346,785
Floor brokerage and other trading expenses	241,465
Occupancy and equipment expense	243,418
Interest expense	17,019
Research, communications and information technology	270,068
Other operating expenses	657,678
	3,776,433
LOSS BEFORE INCOME TAX BENEFIT	(206,145)
INCOME TAX BENEFIT	5,600
NET LOSS	$ (200,545)

J.A. Glynn & Co.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended April 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, April 30, 2008	$ 1,030	$ 610,875	$ 3,891,185	$ 4,503,090
Net loss	-	-	(200,545)	(200,545)
Balance, April 30, 2009	$ 1,030	$ 610,875	$ 3,690,640	$ 4,302,545

J.A. Glynn & Co.

STATEMENT OF CASH FLOWS

For The Year Ended April 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(200,545)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		57,981
Deferred income taxes		28,000
Changes in assets and liabilities:		
Deposits with clearing and other organizations		60,000
Receivables from customers		148,998
Net change in securities owned		537,998
Refundable income taxes		(42,965)
Other assets		11,056
Payable to broker-dealers and clearing organizations		(3,331)
Securities sold, not yet purchased		(11,061)
Accounts payable and accrued expenses		(141,893)
Net Cash Provided by Operating Activities		444,238
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(22,235)
Advances on notes receivable, net		(420,881)
Net Cash Used in Investing Activities		(443,116)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,122
CASH AND CASH EQUIVALENTS, Beginning of year		2,177,775
CASH AND CASH EQUIVALENTS, End of year	$	2,178,897

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	17,019
Income taxes	$	7,500

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the "Company"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Nature of Operations

The Company offers a variety of investment services such as financial advisory, security transactions, trading, and portfolio evaluation.

The Company is a fully-disclosed broker-dealer and has entered into an agreement with Pershing LLC (Pershing) to hold all securities and clear all trades. In accordance with the clearing agreement, the Company is required to maintain a minimum deposit of $100,000 in cash, securities, or combination of both, with Pershing. Pershing also provides credit to the Company at the Federal Funds Rate plus 1 percent. The amount of credit provided is limited to certain inventory and net capital requirements.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Included in cash and cash equivalents at April 30, 2009 is $1,990,510, which is not covered under FDIC insurance.

Fair Value Measurements

Effective May 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements,* which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This statement applies whenever other accounting standards require or permit fair value measurement. SFAS No. 157 establishes a fair value hierarchy which prioritizes inputs used to measure fair value into Levels 1, 2 and 3 valuation techniques. The hierarchy treats observable data from active markets, as Level 1 inputs, and gives the lowest priority to unobservable inputs, which are classified as Level 3 measurements.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of short-term market movements. These securities consist of debt and marketable equity securities that are stated at fair value. Since the securities are actively traded on the open market, fair value measurements are a Level 1 input based upon publicly quoted sale prices. Securities transactions and commissions are recorded on the trade-date basis. Gains and losses, both realized and unrealized, are included in trading gains and losses.

Property and Equipment

Property and equipment, consisting primarily of furniture and equipment and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

Advertising

Advertising costs, which totaled $196,002 for the year ended April 30, 2009, are expensed as incurred and included in other operating expenses.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Recent Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Tax positions must meet a more-likely-than not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The effective date of FIN 48 has been deferred on two prior occasions and was recently deferred with the issuance of FSP 48-3, which requires entity's with fiscal years beginning on or after December 15, 2008 to adopt FIN 48. Upon adoption, the cumulative effect of applying the provisions of this Interpretation, if applicable, will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. Based on a preliminary analysis, the Company does not believe FIN 48 will have a material impact on its financial statements.

B. EMPLOYEE ADVANCES

Notes receivable includes loans to two employees. Payment of these notes is contingent on satisfying certain terms of the employees' employment agreements. The balance of one note was approximately $43,800 including accrued interest at April 30, 2009 and bears interest at 4.84 percent. The Company forgave approximately $21,000 of principal and interest related to the original note during the fiscal year. The balance of the second note including accrued interest was approximately $327,000 and bears interest at 2.75 percent.

C. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital", as those terms are defined by the rules. At April 30, 2009, the Company's net capital was $2,422,018 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1 at April 30, 2009.

D. LINE OF CREDIT

The Company has a secured line of credit agreement expiring May 6, 2009, which provides for borrowings up to $4 million at 2 percent over the LIBOR - one month rate, which was .5 percent at April 30, 2009. This line of credit is collateralized by securities and the personal guarantee of the majority stockholder. At April 30, 2009, no amounts were outstanding under this credit agreement.

In May 2009, the Company renewed its secured line of credit. The agreement provides for borrowings up to $500,000 at 3.5 percent over the LIBOR - one month rate. This agreement expires May 14, 2010 and is collateralized by securities and the personal guarantee of the majority stockholder.

E. RETIREMENT PLAN

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. The Company's matching contribution to the plan for the year ended April 30, 2009 totaled approximately $14,000.

F. RELATED PARTY TRANSACTIONS

The Company leases its office space from the majority stockholder of the Company. Payments are $16,667 per month through January 31, 2011. This lease was amended in February 2009 reducing the lease payments to $6,667 for the months of March and April 2009. A second amendment to the lease reduced the rent payments to $11,000 per month through October 2009. The lease includes renewal options for three additional three-year periods with scheduled rent increases. Certain other costs associated with the office space including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company. Lease expense included in occupancy and equipment expense totaled $180,004 for the year ended April 30, 2009 (Note I).

Notes receivable includes an amount due from a stockholder related to the purchase of shares of the Company's common stock by the stockholder. No principal payments are required on this note until April 2011 in accordance with the stockholders' employment agreement. The note accrues interest at 5 percent annually and is collateralized by 130 shares of the Company's stock. The balance of the note plus accrued interest at April 30, 2009 was approximately $402,000.

Notes receivable also includes an open account from a stockholder/employee in the amount of $241,000 and will be repaid to the Company from future trading gains.

G. CONCENTRATIONS

For the year ended April 30, 2009, one customer accounted for approximately 13 percent of revenue and three customers accounted for 35 percent of receivables.

H. INCOME TAXES

The income tax benefit for the year ended April 30, 2009 consists of the following:

Current	$	(33,600)
Deferred		28,000
Total Benefit	$	(5,600)

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.

Deferred income taxes result from timing differences between the recognition of depreciation for income tax reporting purposes and financial reporting purposes and from certain expenses that are included for financial reporting purposes but not included for income tax purposes.

The income tax benefit also varies from the amount that would be obtained from applying the statutory income tax rates to income before taxes because certain items that are included for financial reporting purposes are not allowable for income tax purposes.

I. OPERATING LEASES

The Company leases an automobile under a non-cancelable operating lease. Payments are $1,217 per month through April 2009. Lease expense was $14,811 for the year ended April 30, 2009. The automobile was returned in May 2009 and no new lease was entered into at the time of return.

Minimum future lease payments, including the related party office lease, under non-cancelable operating leases as of April 30, 2009 are as follows:

Year ending April 30,		
2010	$	166,002
2011		150,003
	$	316,005

J. RESTRICTIVE STOCKHOLDER AGREEMENT

The Company and its stockholders have entered into an agreement to provide for the transfer of common stock of the Company upon the withdrawal or death of any stockholder.